UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

(Rule 13d-101)

Information to be included in statements filed pursuant

to § 240.13d-1(a) and amendments thereto filed

pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Galapagos NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

36315X101

(CUSIP Number)

Oleg Nodelman

EcoR1 Capital, LLC

357 Tehama Street #3

San Francisco, CA 94103

(415) 448-6534

with a copy to

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons EcoR1 Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,094,049[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,094,049[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,094,049[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.77%*
14.	Type of Reporting Person (See Instructions) OO, IA

1 The amounts reported include (1) ordinary shares, no par value, of Galapagos NV (the “Issuer”) and (2) American Depositary Shares, each of which represents one ordinary share, no par value, of the Issuer.

* All percentage calculations set forth herein are based on 65,897,071 ordinary shares, no par value, of the Issuer issued and outstanding as of December 31, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 28, 2024 (the “Form 20-F”).

1.	Names of Reporting Persons Oleg Nodelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,094,049[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,094,049[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,094,049[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.77%*
14.	Type of Reporting Person (See Instructions) IN

1 The amounts reported above include (1) ordinary shares, no par value, of the Issuer and (2) American Depositary Shares, each of which represents one ordinary share, no par value, of the Issuer.

* All percentage calculations set forth herein are based on 65,897,071 ordinary shares, no par value, of the Issuer issued and outstanding as of December 31, 2023, as reported in the Form 20-F.

1.	Names of Reporting Persons EcoR1 Capital Fund Qualified, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,674,738[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,674,738[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,674,738[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.13%*
14.	Type of Reporting Person (See Instructions) PN

1 The amounts reported above include (1) ordinary shares, no par value, of the Issuer and (2) American Depositary Shares, each of which represents one ordinary share of the Issuer.

* All percentage calculations set forth herein are based on 65,897,071 ordinary shares, no par value, of the Issuer issued and outstanding as of December 31, 2023, as reported in the Form 20-F.

1.	Names of Reporting Persons EcoR1 Capital Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 419,311[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 419,311[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 419,311[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.64%*
14.	Type of Reporting Person (See Instructions) PN

1 The amounts reported above include (1) ordinary shares, no par value, of the Issuer and (2) American Depositary Shares, each of which represents one ordinary share of the Issuer.

* All percentage calculations set forth herein are based on 65,897,071 ordinary shares, no par value, of the Issuer issued and outstanding as of December 31, 2023, as reported in the Form 20-F.

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed on August 23, 2024 to the extent set forth herein (as amended and supplemented through the date of this Amendment No. 1, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the ordinary shares, no par value (the “Ordinary Shares”), and American Depositary Shares, each of which represents one ordinary share, no par value (the “ADSs”), of the Issuer (together, the “Shares”). Capitalized terms not otherwise defined in this Amendment No. 1 shall have the meaning ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration. Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the Shares reported herein were purchased by the Funds for an aggregate purchase price of $353,195,707.22 including fees and expenses, excluding fees with respect to the conversion of ADSs to Ordinary Shares. In connection with the surrender of certain ADSs held by the Funds and withdrawal of ordinary shares of the Issuer from Citibank, N.A., as depositary (the “Depositary” and such exchange, the “ADS Conversion”), the Funds paid $293,693.40 in fees to the Depositary. The source of funds used by the Funds to purchase such Shares and to effect the ADS Conversion was derived from the capital of the Funds.

The response to Item 5 of the Schedule 13D is incorporated herein by reference. Unless noted above, no part of the purchase price for such Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information to the end thereof:

On October 6, 2024, the Board agreed to appoint Mr. Nodelman to the Board as a non-executive non-independent director, effective October 7, 2024, and to nominate and recommend Mr. Nodelman for appointment as director with a term of four years at the next meeting of shareholders of the Issuer.

The response to Item 5 of the Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a), (b) EcoR1 and Mr. Nodelman each may be deemed to beneficially own an aggregate of 7,094,049 Shares (the “Subject Shares”), representing approximately 10.77% of the outstanding Shares based on 65,897,071 Shares outstanding as of December 31, 2023, as reported in the Issuer’s Form 20-F. Qualified Fund may be deemed to beneficially own an aggregate of 6,674,738 of the Subject Shares, representing approximately 10.13% of the outstanding Shares. Capital Fund may be deemed to beneficially own an aggregate of 419,311 of the Subject Shares, representing approximately 0.64% of the outstanding Shares.

EcoR1, as the general partner of each of the Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares. Mr. Nodelman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares. Each of the Funds may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) only the Subject Shares that it beneficially owns.

(c) Exhibit 99.2 filed herewith, which is incorporated by reference into this Item 5(c), describes the transactions in the Shares that were effected by the Reporting Persons since the Reporting Persons’ most recent filing on Schedule 13D.

 Pursuant to the terms of the Depositary Agreement dated May 4, 2015, between the Issuer and the Depositary, on September 10, 2024, EcoR1 caused the Funds to begin the ADS Conversion, pursuant to which Qualified Fund surrendered 5,526,088 ADSs to the Depositary and received in exchange 5,526,088 Ordinary Shares, and Capital Fund surrendered 347,780 ADSs to the Depositary and received in exchange 347,780 Ordinary Shares. The ADS Conversion exchange was completed on September 20, 2024.

Except as set forth in Exhibit 99.2 filed herewith and other than the ADS Conversion, no transactions in the Shares were effected by the Reporting Persons since the Reporting Persons’ most recent filing on Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following exhibits:

Exhibit 99.2	Trading Data.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 8, 2024	EcoR1 CAPITAL, LLC

	By:	/s/ Oleg Nodelman
		Name:	Oleg Nodelman
		Title:	Manager

Date: October 8, 2024	OLEG NODELMAN

	By:	/s/ Oleg Nodelman
Oleg Nodelman

Date: October 8, 2024	EcoR1 CAPITAL FUND QUALIFIED, L.P.

	By:	EcoR1 Capital, LLC, General Partner

	By:	/s/ Oleg Nodelman
		Name:	Oleg Nodelman
		Title:	Manager

Date: October 8, 2024	EcoR1 CAPITAL FUND, L.P.

	By:	EcoR1 Capital, LLC, General Partner

	By:	/s/ Oleg Nodelman
		Name:	Oleg Nodelman
		Title:	Manager